June 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards and Joe McCann

Re:	Fusion Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-238968

Acceleration Request

Requested Date:     June 25, 2020

Requested Time:    4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC, as representatives of the several underwriters, hereby join Fusion Pharmaceuticals Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-238968) (the “Registration Statement”) to become effective on June 25, 2020, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO LLC

By:	/s/ Kalli Dircks
Name: Title:	Kalli Dircks Executive Director

JEFFERIES LLC

By:	/s/ Matt Kim
Name: Title:	Matt Kim Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Title:	Bill Follis Managing Director

cc:	John Valliant, Ph.D., Fusion Pharmaceuticals, Inc.

Mitchell S. Bloom, Goodwin Proctor LLP

Seo Salimi, Goodwin Proctor LLP

Peter N. Handrinos, Latham & Watkins LLP

Wesley Holmes, Latham & Watkins LLP

[Signature Page to Acceleration Request]